Speaker 1:

Rest in peace DJ Screw. Let's go.

Isaac Yowman:

Hey, what's going on guys? My name is Isaac Yowman and I am the director and an executive producer of Chopped and Screwed: The Final Mixtape. The official documentary about DJ screw. Screw's impact on Southern culture is not a secret, but his influence on music globally is definitely a story untold. You may have heard some of his slow, pitch down, chopping techniques on some of your favorite artists' records, like Beyonce, Drake, Travis Scott. Even though it's been 20 years since his untimely passing, his iconic legendary style is still filled today in pop culture. And so, DJ screws full unscripted story has to be told. The good, the bad, the ugly and the will to overcome.

Speaker 3:

No Justice, No Peace.

Isaac Yowman:

Beyond just the music, this story has such a deep through line of social injustice, but a lot of you guys didn't even know that George Floyd was a part of the Screwed Up Click. This particular project is one of passion, definitely a labor of love and I'm so excited to share this with the world.

Isaac Yowman:

So a little bit about me as a filmmaker, I've worked with a ton of brands doing documentary work, from Netflix, to Adidas, to Marvel Studios, to Sony Pictures, and the list goes on. But DJ screw wasn't just about the South, which is why I've decided to partner up with a diverse group of executive producers to make sure that this story is told correctly. From the executive producer of the Emmy award-winning show, Life Below Zero on National Geographic, to the Canadian creators and producers of Netflix is Hip-Hop Evolution. our team is stacked with Emmys on Emmys, on Emmys. Not only do we have an incredible team of creators, but I'm fortunate enough to also have an amazing relationship with DJ Screw sister, Michelle Willard, and his brother, Charles Davis. They have given us exclusive access to all things DJ screw, when it comes to this documentary, which is major. Yeah, we got stuff people ain't never seen.

Isaac Yowman:

So here's where we are. We're already deep into production in principal photography, we've sat down with a lot of people that were very, very close to DJ screw's family and we've spent a substantial amount of production dollars. So we've already put a lot of skin in the game. We only have a handful of A-list celebrity interviews left, to knock this first phase out the park. So, what we're raising capital for is all of the stuff on the backend. The legal, the color grading, the editing. All the beautiful things that make a movie, a movie.

Isaac Yowman:

Look, I'll be honest, we've had a lot of people approach us about investing in this project. I'm talking about the big boys. But we wanted to open up the floor to hopefully let the community come in and help us raise the financials to complete this project on our own. This is a major project for the community and DJ screw was all about the community. So look, we hope you guys can join us on this journey, making a amazing documentary movie about a amazing music icon. This will be a story, and we hope you a part of it. Thank you again for watching and we appreciate your consideration.

DJ Screw:

Recipes, DJ Screw, let's go.

Megan Thee Stallion:

Screwed and Chopped. Any time you hear people slowing it down, you know they got that from the South.

Bun B:

I mean, at the height of Screw's notoriety, he's probably selling thousands of mix tapes.

Slim Thug:

DJ Screw is like a king.

Drake:

I don't want anything else, I just want to get like, screwed.

Speaker 6:

I don't think he could have even imagined how big it's gotten, today.

Lil Keke:

The biggest thing I tell people about Screw House is the history that it was making without us knowing it was making history.

Michelle Wheeler:

From Drake to Kanye, to Beyonce, Screw's influences touched the world.

DJ Screw:

I didn't know it was going to get this big. More people got to listen to it, and feel it. It really jumped off.

Travis Scott:

Lil Keke, the ESG, to the whole SUC, built, created a culture and a sound for Houston, they made it worldwide. I just want to continue what they started.

DJ Screw:

(singing).

Solange Knowles:

Growing up in Houston, I was able to find grounded-ness in screw culture.

Narrator:

The late eighties and early nineties, DJ Screw, born Robert Earl Davis Jr, pioneered a style of hip hop called the chopped and screwed, which slowed music down to a crawl, to quote, hear what the rapper is saying.

Speaker 12:

Sound like you're talking ... like their voice is permanently chopped and screwed.

Trevor Noah:

It's a combination of all musics in a space like Houston, chopped and screwed.

Rick Ross:

Yo, some of DJ Screw influence on my very first single, Every Day I'm Hustling. (singing).

Derrick Dixon:

He'll tell me, he felt like his house was being watched and feeling like the police was always harassing him.

Mike D:

It was a known fact that if you go over there, there's some kind of way you're going to run into the police.

News Anchor:

Police stormed a home looking for a drug dealer. The disturbing pattern of wrongful police raids.

Nikki Williams:

All I saw was people running in with guns, dressed in all black, mask on. They tell me to get down, they were the DEA.

Speaker 19:

Get on the fucking ground.

News Anchor:

Heavily armed officers carrying assault weapons and wearing body armor raided this home, looking for a suspected drug dealer.

DJ Screw:

Kicked in my door, you know what I'm saying? Searching the whole house. Thinking there's drugs and other shit. But it wasn't nothing but music.

Julie Wenah:

I think that Screw probably dealt with, you know, "Here I am trying to be an artist, and create this art, and create this movement. But I'm under the constant threat of oppression or marginalization."

Big Floyd:

You know what I'm saying? Big Floyd representing, oh my. (singing).

Speaker 23:

No justice, no peace.

Trae Tha Truth:

When you stand up on that front line on all 10 toes and you say this what you going do, you got to be prepared for everything that come with it.

Speaker 23:

No racist police.

Nikki Williams:

Floyd is one of Screw's friends. He was a giant, you know what I'm saying? But he was just such a good person. And to see that, like ... he was a friend. So for the first time in your life, see your friend die on camera. Like you ... it was, it just hit me different.

Young Dolph:

RIP DJ Screw.

DJ Screw:

DJ Screw, know what I'm saying? That Screwed Up Click.

Lizzo:

(singing).

T-Pain:

The name of the music is chopped and screwed.

Michelle Wheeler:

T-Pain, when he did Chopped and Screwed, I was amazed to hear him do that.

Narrator 2:

It's the distinctive sound created by the late Robert Earl Davis Jr, known as DJ Screw, for the mixed tapes he produced and sold.

Russell Washington:

Outside of UGK, Screw was definitely my biggest artist.

Julie Gros:

He would slow down all of the music and he would repeat certain beats, and words, and phrases. And the style became known as chopped and screwed.

Slim Thug:

What he did changed hip hop, forever.